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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article appearing on HP's internal web site. This article is a revised version of an article that previously appeared on HP's internal web site, which was filed with the Securities and Exchange Commission (the "SEC") on December 14, 2001 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. This article is being filed with the SEC in revised form to clarify that, on December 12, 2001, Walter Hewlett sent a letter to the boards of each of HP and Compaq, urging the boards to take certain action with respect to the Merger, as more fully described below. Mr. Hewlett's letter to the boards of directors of HP and Compaq was filed with the SEC and made available to the public on the SEC's web site, WWW.SEC.GOV, but was not actually sent to the SEC as previously reflected in the original version of the following article.

HP, COMPAQ RESPOND

BOTH COMPANIES REFUTE ARGUMENTS CONTAINED IN LETTER SENT BY WALTER HEWLETT.


Walter Hewlett, chairman of The Hewlett Foundation and a member of the HP Board of Directors, sent a letter to the HP and Compaq boards December 12. Hewlett continued to express his opposition to the proposed merger between HP and Compaq and asked for a "speedy, mutual unwinding of this transaction."

Both Hewlett-Packard and Compaq executives and board members responded immediately to the letter, with HP stating that company management took "major exception" to the letter's content. A subsequent response from Compaq's board said that the company "strongly disagrees with your (Hewlett's) conclusions."

In his letter to the boards, Hewlett cited several reasons why the boards should reject the proposed merger, including "enormous unhappiness about this transaction," "the dramatic stock market response to the announcement of the deal," the effect on employee morale and customer confidence, and "serious and increasingly adverse consequences" of proceeding to a shareholder vote.

HP issued a statement shortly after Hewlett's letter became public. It countered that "there is nothing new" in Hewlett's letter, that "HP's stock has recovered nearly all of the ground it lost since the merger was announced," and that Hewlett's actions "are the reason that uncertainty and concern are more heightened than they should have been."

"While we are bound by regulatory constraints that prevent us from discussing all aspects of the merger, HP senior leaders have continued to meet with these constituents


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(employees and customers), and our reassurances have been well received," said the statement.

It concluded by saying that "82 percent of shareowners have not indicated their preliminary vote decisions, and we intend to bring the merger to a vote."

Compaq's statement agreed that CEO Michael Capellas and the company's board "will continue to vigorously encourage shareholders to vote in favor of the transaction."

"We are disappointed that both the Hewlett Foundation and the Packard Foundation have decided to oppose the transaction," read Compaq's statement. "We continue to believe that the combination of HP and Compaq will provide better market coverage, significant synergies and higher profits than either company would achieve on its own."

TEXT OF WALTER HEWLETT LETTER TO THE HP AND COMPAQ BOARDS

December 12, 2001

The Board of Directors of Hewlett-Packard and Compaq

Re: Proposed Merger Involving Hewlett-Packard and Compaq

Dear Directors:

I think that it is critically important to bring to your attention what I have learned from my conversations with shareholders and analysts. There is enormous unhappiness about this transaction. This unhappiness goes far beyond those shareholders and analysts that have spoken out publicly. This is, of course, evident from the dramatic stock market response to the announcement of the deal, as well as the reaction to my announcement and the recent announcement by the Packard Foundation.

The handwriting is on the wall and it is clear. If the merger is brought forward for a vote, there is a very high probability that it will be defeated. If we simply


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continue to push forward to a shareholder vote, there will be serious and increasing adverse consequences. Each company will misdirect time and energy, waste money, suffer further degradation of employee morale, continue to confuse customers, and delay refocusing on the steps necessary to maintain and enhance itself as an independent company.

Value is being lost here by both companies with each day that passes. The market clearly agrees. As fiduciaries to our respective companies, I urge that we serve the best interests of all our shareholders by a speedy, mutual unwinding of this transaction.

Yours very truly,

Walter B. Hewlett


HEWLETT-PACKARD'S STATEMENT IN RESPONSE

Dec. 13, 2001

HP takes major exception to Walter Hewlett's memo and its characterization of the reaction to the merger in the investor community and by HP employees and customers.

The facts are this:

There is nothing new in this letter. It is an unsubtle attempt to prevent other shareholders from having their say, even before the proxy has been mailed. Mr. Hewlett offers nothing here but his desire to promote additional concern about possible lost value.

The truth is that HP's stock has recovered nearly all of the ground it lost since the merger was announced.

A merger of this type by its nature would elicit questions from employees and customers. While we are bound by regulatory constraints that prevent us from discussing all aspects of the merger, HP senior leaders have continued to meet with these constituents, and our reassurances have been well received. A majority of HP employees are in support of the merger, as per our survey data, and we are not seeing negative impact to our customer relationships because of the merger.
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The truth is that the actions of Mr. Hewlett are the reason that uncertainty and concern are more heightened than they should have been.

It is the responsibility of the HP board and management to protect and secure our company's future, and the best way to do that is to build, healthy, sustainable businesses, which the merger will allow us to do.

It is worth repeating - 82 percent of shareowners have not indicated their preliminary vote decisions, and we intend to bring the merger to a vote.


TEXT OF COMPAQ RESPONSE

December 13, 2001

TO: Mr. Walter Hewlett

FROM: Compaq Board of Directors


This is a response to your letter of December 12, 2001.

We and the Compaq management team strongly disagree with your conclusions.

The Board of Directors of Compaq has carefully analyzed the short-term and long-term impact as well as the strategic implications of the proposed HP-Compaq merger. We are disappointed that both the Hewlett Foundation and the Packard Foundation have decided to oppose the transaction. We continue to believe that the combination of HP and Compaq will provide better market coverage, significant synergies and higher profits than either company would achieve on its own. These benefits will lead to the creation of long-term value for both Compaq and HP shareholders.

On that basis, we believe that this merger is well worth the effort and that our employees, shareholders and customers will be better served in the long term. Therefore we will continue to vigorously encourage shareholders to vote in favor of the transaction.
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In addition, we are confident that over the coming months, the shareholders of both companies will recognize the value of the merger and give their approval.

The Board of Directors of Compaq is pleased with the execution of the company's present strategy and with its market momentum. We intend to maintain this positive momentum and bring an even stronger Compaq to the merger.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

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Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


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